Exhibit 99.11

CONSENT

We hereby consent to the reference to our studies relating to the valuation report of options granted by Plaza Centers N.V. ("the Company") to Elbit Imaging Ltd.'s Vice Chairman of the Board in respect of the Company's operations in India as of December 31, 2012, December 31, 2011 and December 31, 2010, appearing in this Current Report on Form 6-K of Elbit Imaging Ltd. and to the incorporation by reference of this Current Report in the Registration Statement on Form F-3 (Registration No. 333-172122) and in the Registration Statements on Form S-8 (Registration No. 333-117509, No. 333-130852, No. 333-136684 and No. 333-152820) filed by Elbit Imaging Ltd., as required by the U.S. Securities and Exchange Commission.

This consent is not to be construed as an admission that we are an expert or that we are a person whose consent is required to be filed under the provisions of the Securities Act of 1933, as amended.

/s/ Financial Immunities Dealing Room Ltd.
Financial Immunities Dealing Room Ltd.

Ness Ziona, Israel
March 27, 2014